UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHICAGO BRIDGE & IRON COMPANY N.V.
(Exact name of registrant as specified in its charter)

The Netherlands	1-12815	N.A.

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands	N.A.

(Address of principal executive offices)	(Zip Code)

Richard E. Chandler, Jr.	832-513-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction
This Specialized Disclosure Report on Form SD of Chicago Bridge & Iron Company N.V. (the “Company” or “CB&I”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013. A copy of the Company’s Conflict Minerals Report (the “Report”) is included as Exhibit 1.02 to this Form SD and is available on the Company’s public website at www.cbi.com.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain the minerals specified in the Rule, if the minerals are necessary to the functionality or production of those products. These minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (collectively referred to in this Report as the “Conflict Minerals”). If Conflict Minerals are necessary to the production or functionality of a company’s products, the company must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo, Angola, Burundi, the Republic of the Congo, the Central African Republic, Rwanda, Tanzania, South Sudan, Uganda, or Zambia (the “Covered Countries”). If, based on its reasonable country of origin inquiry, the Company knows or has reason to believe that its Conflict Minerals originated in the Covered Countries (and did not come from recycled or scrap sources), the Company must perform due diligence to determine whether the conflict minerals necessary to the production or functionality of its products directly or indirectly financed or benefited armed groups in the Covered Countries.
Company Overview
Founded in 1889, CB&I, a Netherlands company, provides a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction, commissioning, maintenance, program management and environmental services to customers in the energy infrastructure market throughout the world, and is a provider of diversified government services. CB&I’s stock trades on the New York Stock Exchange under the ticker symbol “CBI.”
CB&I is organized into four operating groups:

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The Engineering, Construction and Maintenance operating group provides engineering, procurement, and construction for major energy infrastructure facilities, as well as comprehensive and integrated maintenance services.

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The Fabrication Services operating group provides fabrication of piping systems, process and nuclear modules, and fabrication and erection of steel plate storage tanks and pressure vessels for the oil and gas, water and wastewater, mining, mineral processing and power generation industries.

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The Technology operating group provides licensed process technologies, catalysts, specialized equipment and engineered products for use in petrochemical facilities, oil refineries and gas processing plants and offers process planning and project development services, and a comprehensive program of aftermarket support.

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The Environmental Solutions operating group provides full-scale environmental services for government and private sector customers, including remediation and restoration of contaminated sites, emergency response, and disaster recovery and leads large, high-profile programs and projects, including design-build infrastructure projects, for Federal, state and local governments.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
The Company conducted an analysis of its products and found that certain CB&I manufactured products contain Conflict Minerals. The Company believes these products are subject to the reporting requirements of the Rule.
The Company conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals necessary to the functionality or production of its products. This inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures were designed to conform to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum and tungsten.
Based on the information obtained pursuant to the due diligence process, the Company believes that many of the Conflict Minerals in its products did not originate in a Covered Country. However, the Company does not have sufficient information with respect to all of its products that contain Conflict Minerals to determine the country of origin of all such Conflict Minerals. Accordingly, as required by the Rule, the Company has prepared a Conflict Minerals Report, which is filed as an Exhibit hereto. That Report, and this Specialized Disclosure Report, are available on the Company’s public website at www.cbi.com.
Item 1.02    Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
SECTION 2 - EXHIBITS
Item 2.01    Exhibits
Exhibit 1.02 - Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHICAGO BRIDGE & IRON COMPANY N.V.
		By:	Chicago Bridge & Iron Company B.V.
		Its:	Managing Director

Date:	June 2, 2014	By:	/s/ Ronald A. Ballschmiede
Ronald A. Ballschmiede Managing Director
Executive Vice President and Chief Financial Officer